Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

November 3, 2010

Sierra Wireless Reports Third Quarter 2010 Results

•                  Record quarterly revenue and lower non-GAAP operating expenses drove higher than expected earnings

•                  Revenue of $172.7 million, up 27%  compared to the third quarter of 2009 and up 9% compared to the second quarter of 2010

•                  GAAP net earnings of $0.7 million and diluted earnings per share of $0.02

•                  Non-GAAP net earnings of $6.5 million and non-GAAP diluted earnings per share of $0.21

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) today reported third quarter 2010 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the third quarter of 2010 was a record $172.7 million, an increase of 27% compared to $135.7 million in the third quarter of 2009 and an increase of 9% compared to $159.1 million in the second quarter of 2010.  Machine-to-Machine (“M2M”) revenue was $76.1 million, up 42% compared to $53.8 million in the third quarter of 2009.  Mobile Computing revenue was $96.6 million, up 18% compared to $81.9 million in the third quarter of 2009.

“In the third quarter, our M2M and Mobile Computing lines of business delivered strong year-over-year revenue growth, driven by new product introductions and broad-based demand across our diversified customer base,” said Jason Cohenour, President and Chief Executive Officer.  “This revenue growth, combined with a continued focus on cost management, resulted in better than expected earnings in the quarter.”

“Looking forward, new AirCard product launches at AT&T and Telstra and the introduction of the first of our LTE product lineup demonstrate the strength of our channel position and product pipeline in Mobile Computing.  In M2M, new design wins in a number of our key segments and strategic wins with our AirVantage services platform demonstrate that we are well positioned to build on our market leadership and drive growth over the long term.”

On a GAAP basis, gross margin was 28.3% in the third quarter of 2010, compared to 35.8% in the third quarter of 2009.  Operating expenses were $51.2 million and loss from operations were $2.2 million in the third quarter of 2010, compared to operating expenses of $58.7 million and a loss from operations of $10.2 million in the third quarter of 2009.  Net earnings were $0.7 million, or $0.02 per diluted share, compared to a net loss of $7.6 million, or $0.25 per diluted share, in the third quarter of 2009.

On a non-GAAP basis, gross margin was 28.4% in the third quarter of 2010, compared to 35.9% in the third quarter of 2009.  Operating expenses were $41.3 million and earnings from operations were $7.8 million in the third quarter of 2010, compared to operating expenses of $43.6 million and earnings from operations of $5.1 million in the third quarter of 2009.  Net earnings were $6.5 million, or $0.21 per diluted share, compared to net earnings of $5.5 million, or $0.18 per diluted share, in the third quarter of 2009.

Non-GAAP results exclude transaction costs related to the Wavecom acquisition, restructuring costs, acquisition related integration costs, stock based compensation expense, acquisition related amortization, foreign exchange gains or losses, tax adjustments and non-controlling interest related to non-GAAP adjustments.  The reconciliation between GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the fourth quarter of 2010 reflects current business indicators and expectations.  Relative to the third quarter, the company expects sequential growth in M2M revenue as the result of broad-based demand and expects a sequential decline in Mobile Computing revenue as the result of lower AirCard sales.  The company also expects a modest increase in gross margin percentage in the quarter, partially offset by slightly higher operating expenses driven by new product certification and launch costs.  The net result of which is an expected modest increase in net earnings compared to the third quarter of 2010.  This guidance also reflects the uncertain macroeconomic environment and expected component supply constraints.  Inherent in this guidance are risk factors that are described in greater detail in the company’s regulatory filings. Actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Consolidated
Q4 2010 Guidance	Non-GAAP

Revenue	$170 - $175 million
Earnings from operations	$8.0 - $9.0 million
Net earnings	$6.8 - $7.6 million
Diluted earnings per share	$0.22 - $0.24/share

Conference Call, Webcast and Instant Replay

Sierra Wireless will host a conference call and webcast today, Wednesday, November 3, 2010 at 2:30 PM PDT/5:30 PM EDT to review its third quarter 2010 results.  You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.  A live slide presentation will be available for viewing during the call from the link provided below.

Telephone participation:

Toll free (Canada and US):	+1-888-231-8191	(passcode not required)
Outside Canada and the US:	+1-647-427-7450	(passcode not required)

For those unable to participate in the live call, an instant replay will be available for seven business days following the call.  Dial +1-800-642-1687 or +1-416-849-0833 and enter passcode 92787423 followed by the pound (#) key to access the replay.

Webcast:

The conference call will also be broadcast over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

http://event.on24.com/r.htm?e=239495&s=1&k=169ABC381D43379E9238724AFC132D20

The webcast will be available at the above link for 90 days following the call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the fourth quarter of 2010, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

AirCard is a registered trademark, and AirPrime, AirLink, and AirVantage are trademarks belonging to Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact: David G. McLennan Chief Financial Officer (604) 231-1181	Media Contact: Sharlene Myers Public & Media Relations (604) 232-1445

Sierra Wireless, Inc.

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Revenue	$172,732	$135,677	$483,165	$382,432
Cost of goods sold	123,778	87,088	341,667	253,869
Gross margin	48,954	48,589	141,498	128,563

Expenses:
Sales and marketing	12,137	14,692	39,476	39,644
Research and development	22,178	22,546	64,253	60,182
Administration	8,865	9,589	27,284	26,928
Acquisition costs	—	364	—	7,690
Restructuring	4,316	5,332	7,508	15,927
Integration	727	1,332	4,204	2,522
Amortization	2,939	4,889	8,964	12,310
	51,162	58,744	151,689	165,203
Loss from operations	(2,208)	(10,155)	(10,191)	(36,640)

Foreign exchange gain (loss)	2,359	1,981	(6,759)	3,015
Other income (expense)	12	(88)	(221)	(4,120)
Net earnings (loss) before income taxes	163	(8,262)	(17,171)	(37,745)
Income tax expense (recovery)	(499)	(634)	(1,587)	328
Net earnings (loss)	662	(7,628)	(15,584)	(38,073)
Net loss attributable to the non-controlling interest	(48)	—	(218)	(909)
Net earnings (loss) attributable to Sierra Wireless, Inc.	710	(7,628)	(15,366)	(37,164)
Retained earnings (deficit), beginning of period	(34,702)	(8,263)	(18,626)	21,273
Deficit, end of period	$(33,992)	$(15,891)	$(33,992)	$(15,891)

Earnings (loss) per share attributable to Sierra Wireless, Inc.:
Basic	$0.02	$(0.25)	$(0.49)	$(1.20)
Diluted	$0.02	$(0.25)	$(0.49)	$(1.20)

Weighted average number of shares (in thousands):
Basic	31,077	31,032	31,061	31,032
Diluted	31,208	31,032	31,061	31,032

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	September 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$102,573	$107,491
Short-term investments	2,413	26,898
Accounts receivable, net of allowance for doubtful accounts of $4,588 (2009 — $6,504)	132,249	86,466
Inventories	36,576	24,708
Deferred income taxes	6,803	6,168
Prepaid expenses and other	13,291	14,039
	293,905	265,770

Fixed assets	22,002	27,956
Intangible assets	73,200	86,674
Goodwill	91,350	95,064
Deferred income taxes	1,533	1,794
Other	—	7,261
	$481,990	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$67,557	$71,035
Accrued liabilities	81,457	54,419
Deferred revenue and credits	636	750
Current portion of long-term obligations	1,392	3,371
Current portion of obligations under capital leases	364	293
	151,406	129,868

Long-term obligations	1,915	3,197
Obligations under capital leases	290	245
Other long-term liabilities	25,661	32,663
Deferred income taxes	1,345	1,950

Shareholders’ equity:
Share capital	326,463	326,043
Shares held for restricted share unit (“RSU”) distribution, at cost	(3,915)	(6,442)
Additional paid-in capital	15,787	13,133
Deficit	(33,992)	(18,626)
Accumulated other comprehensive loss	(4,166)	(37)
	300,177	314,071
Non-controlling interest in Wavecom S.A.	1,196	2,525
Total shareholders’ equity	301,373	316,596
	$481,990	$484,519

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash flows from operating activities:
Net earnings (loss)	$662	$(7,628)	$(15,584)	$(38,073)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities
Amortization	8,693	12,179	26,177	30,545
Stock-based compensation	2,107	1,693	5,551	6,427
Non-cash restructuring and other	13	4,163	(884)	4,163
Deferred income taxes	(395)	—	(1,093)	—
Loss (gain) on disposal	(61)	42	(72)	(7)
Unrealized foreign exchange loss on restricted cash	—	—	—	15,653
Unrealized foreign exchange loss on term loan	—	—	—	1,215
Changes in operating assets and liabilities
Accounts receivable	(33,015)	(12,314)	(50,358)	21,861
Inventories	(5,705)	4,344	(12,216)	17,148
Prepaid expenses and other assets	1,128	1,027	7,248	1,010
Accounts payable	(900)	10,281	13,901	(7,236)
Accrued liabilities	16,765	1,896	9,845	(8,206)
Deferred revenue and credits	—	(548)	127	(457)
Net cash provided by (used in) operating activities	(10,708)	15,135	(17,358)	44,043

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	—	—	—	(26,493)
Acquisition of OCEANE convertible bonds	—	—	—	(104,767)
Decrease in restricted cash	—	—	—	175,820
Purchase of Wavecom S.A. shares	—	—	(1,553)	—
Proceeds on disposal	67	23	73	119
Purchase of fixed assets	(1,817)	(1,449)	(7,535)	(8,268)
Increase in intangible assets	(966)	(3,595)	(2,965)	(5,075)
Purchase of short-term investments	(2,411)	(22,998)	(16,910)	(47,445)
Proceeds on maturity of short-term investments	13,420	16,200	41,389	40,260
Net cash provided by (used in) investing activities	8,293	(11,819)	12,499	24,151

Cash flows from financing activities:
Proceeds on issuance of term loan	—	—	—	102,716
Repayment of term loan	—	—	—	(103,931)
Financing costs	—	—	—	(3,914)
Issuance of common shares, net of share issue costs	251	5	279	5
Purchase of treasury shares for RSU distribution	—	(3,899)	—	(6,417)
Proceeds on exercise of Wavecom options	—	—	—	4,148
Repayment of long-term liabilities	(242)	(334)	(2,339)	(900)
Net cash provided by (used in) financing activities	9	(4,228)	(2,060)	(8,293)

Effect of foreign exchange changes on cash and cash equivalents	2,970	(1,486)	2,001	(12,574)

Net increase (decrease) in cash and cash equivalents	564	(2,398)	(4,918)	47,327
Cash and cash equivalents, beginning of period	102,009	112,983	107,491	63,258
Cash and cash equivalents, end of period	$102,573	$110,585	$102,573	$110,585

SIERRA WIRELESS, INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in millions of U.S. dollars)	2010	2009	2010	2009

Revenue — GAAP and Non-GAAP	$172.7	$135.7	$483.2	$382.4

Gross margin — GAAP	$49.0	$48.6	$141.5	$128.6
Stock-based compensation	0.1	0.1	0.4	0.4
Gross margin — Non-GAAP	$49.1	$48.7	$141.9	$129.0

Loss from operations — GAAP	$(2.2)	$(10.2)	$(10.2)	$(36.6)
Stock-based compensation	2.1	1.7	5.5	6.4
Transaction costs	—	0.4	—	7.7
Restructuring and other costs	3.8	5.5	7.0	15.2
Integration costs	0.7	1.3	4.2	2.5
Acquisition related amortization	3.4	6.4	10.1	14.9
Earnings from operations — Non-GAAP	$7.8	$5.1	$16.6	$10.1

Net earnings (loss) — GAAP	$0.7	$(7.6)	$(15.4)	$(37.2)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	9.6	15.1	25.2	46.1
Foreign exchange (gain) loss	(2.4)	(2.0)	6.8	(3.0)
Interest expense	—	—	—	4.3
Non-controlling interest	—	—	(0.1)	(0.7)
Tax impact related to net change in tax assets and tax provision adjustment for actual taxes filed	(1.4)	—	(1.4)	—
Net earnings — Non-GAAP	$6.5	$5.5	$15.1	$9.5

Diluted earnings (loss) per share — GAAP	$0.02	$(0.25)	$(0.49)	$(1.20)
Diluted earnings per share — Non-GAAP	$0.21	$0.18	$0.48	$0.30

SIERRA WIRELESS, INC.

REVENUE BY BUSINESS LINE

(Expressed as a percentage of revenue)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

M2M	44%	40%	51%	36%
Mobile Computing	56	60	49	64
	100%	100%	100%	100%

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINE

(Expressed as a percentage of revenue)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

AirPrime Intelligent Embedded Modules	39%	33%	46%	30%
AirCard Mobile Broadband Devices	52	58	45	61
AirLink Intelligent Gateways and Routers	7	8	7	8
AirVantage Solutions and Other	2	1	2	1
	100%	100%	100%	100%